UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

(Translation of registrant’s name into English)

Buyukdere Cd. No: 237

Maslak, 34485

Sariyer/Istanbul, Turkiye

+0 (850) 308 34 19

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 21, 2023, Marti Technologies, Inc. (the “Company”) issued a press release, furnished as Exhibit 99.1, announcing the commencement of (i) its offer to each holder of its outstanding public warrants and private warrants, each such warrant to purchase its Class A ordinary shares, par value $0.0001 per share (collectively, the “Warrants”), of the opportunity to receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the offer (the “Offer to Purchase”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the outstanding Warrants to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Amendment”). If approved, the Warrant Amendment would permit the Company to redeem each outstanding Warrant for $0.07 in cash, without interest, which is 30% less than the purchase price applicable to the Offer to Purchase. The Offer to Purchase and Consent Solicitation are made solely upon the terms and conditions in an Offer to Purchase and Consent Solicitation and other related offering materials that are being distributed to holders of the Warrants. The Offer to Purchase and Consent Solicitation will be open until 12:00 midnight, Eastern Time, at the end of the day on December 19, 2023, or such later date to which the Company may extend the Offer to Purchase and Consent Solicitation.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated November 21, 2023, announcing the commencement of an offer to purchase and consent solicitation relating to its warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marti Technologies, Inc.

Date: November 21, 2023	By:	/s/ Oguz Alper Oktem
Name: Oguz Alper Oktem
Title: Chief Executive Officer

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